O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
DIRECT DIAL:  212.451.2230

March 3, 2015

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc. (“Biglari Holdings” or the “Company”)
Preliminary Revised Proxy Statement on Schedule 14A
Filed February 24, 2015
File No. 000-08445

Dear Ms. Posil:

We acknowledge receipt of the letter of comment dated March 2, 2015 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari Holdings and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof by the Company (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

General

1.
Please provide the information required by Item 5(b)(1)(xi) and (xii) of Schedule 14A for The Lion Fund, L.P. and The Lion Fund II, L.P. since both funds may be viewed as associates of Mr. Biglari under Exchange Act Rule 14a-1.

All information required by Item 5(b)(1)(xi) and (xii) of Schedule 14A for The Lion Fund is disclosed under “Related Person Transactions”.  In addition, the Company has revised Annex A of the Proxy Statement in response to this comment.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 3, 2015

2.
In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

On behalf of each participant, the Company hereby confirms that, during the past ten years, no participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Executive Compensation – Compensation of Chief Executive Officer, page 18

3.
Please revise to clarify how the three-year average of Incentive from Operations was calculated on page 18. Please also explain why the three-year average of Operations Total Direct Compensation differs from the average of Mr. Biglari’s total compensation (excluding All Other Compensation) for fiscal years 2012, 2013 and 2014 as reported in the Summary Compensation Table on page 24.

In response to in-depth discussions the Company held with shareholders representing approximately 40% of its common stock, as discussed on pages 23-24 of the Proxy Statement, the Company implemented several initiatives related to executive compensation.  One of these enhancements was the revision of its Compensation Discussion and Analysis section (the “CD&A) to more clearly delineate between the Company’s operating and investment segments.  Disclosure of the three-year average of each of Incentive from Operations and Operations Total Direct Compensation was included in the CD&A to give investors a clearer picture of Mr. Biglari’s compensation attributable solely to the Company’s operating businesses.

In order for Mr. Biglari to receive any incentive compensation, the Company must achieve annual adjusted book value growth in excess of 6% above the previous highest level of book value.  To calculate the three-year Incentive from Operations, the Company used only that portion of its adjusted book value growth directly attributable to its operating businesses.  In addition, the three-year average of Operations Total Direct Compensation differs from the average of Mr. Biglari’s total compensation reported in the Summary Compensation Table, because the Summary Compensation Table includes incentive amounts related to the Company’s investment management business prior to its divestiture in July 2013, whereas the Operations Total Direct Compensation captures compensation purely attributable to the Company’s operating businesses in order to provide disclosure responsive to the feedback received by the Company through its engagement with shareholders.  The Company has revised the Proxy Statement accordingly.  See page 26.

Security Ownership of Certain Beneficial Owners and Management

4.	Please revise the table on page 26 to include the information required by Item 403(a) of Regulation S-K for The Lion Fund, L.P. and Biglari Capital Corp.

March 3, 2015

The Company has revised the Proxy Statement to include the information required by Item 403(a) of Regulation S-K for The Lion Fund, L.P. and Biglari Capital Corp. in the table listing beneficial owners of more than 5% of the Company’s common stock; beneficial ownership information for Mr. Biglari is then included in the table for directors and executive officers.  See pages 39 to 41.

5.
Please revise the table on page 26 to clearly explain the nature of the beneficial ownership reflected in the second column and disclose the amounts to which each beneficial owner has sole voting power, shared voting power, sole investment power or shared investment power. See Instruction 2 to Item 403 of Regulation S-K.

The Company has revised the Proxy Statement in response to this comment.  See pages 40 to 41.

6.
We note the following disclosure in footnote 1 to the table on page 26: “By virtue of his relationships with the other reporting persons …, Mr. Biglari may be deemed to have the sole power to vote and dispose of the shares beneficially owned by the reporting persons ….” As the phrase “may be deemed to have” is open to interpretation and implicates Exchange Act Rule 13d-3(b) and (d) as distinguished from Rule 13d-3(a), please revise to clarify the relationships you reference in the context of Mr. Biglari’s beneficial ownership.

The Company has revised the Proxy Statement to replace the phrase “may be deemed to have” with “has”.  See pages 39 and 41.

7.	Please provide completed beneficial ownership tables in the next filing.

The Company has provided completed beneficial ownership tables in the Proxy Statement.  See pages 39 to 41.

March 3, 2015

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

cc:           Sardar Biglari